January 31, 2005



Mail Stop 04-09

VIA U.S. MAIL AND FAX 1-813-749-1042

Mr. Scott Moore
Chief Financial Officer
eAutoclaims, Inc.
110 East Douglas Road
Oldsmar, FL 34677

RE:	eAutoclaims, Inc.
	Form 10-K for the year ended July 31, 2004
Forms 10-Q for the quarter ended October 31, 2004

Dear Mr. Moore:

We have reviewed the above referenced filings and have the following comments. We have limited our review to Selected Financial Data, Management`s Discussion and Analysis and the Financial Statements and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

1. Advise us why the revenue recognition policy included in your audited financial statements does not address your accounting treatment for each material type of revenue stream or revise accordingly in future filings. In addition, we note that you have built specialty applications for companies serving the insurance industry. Clarify the accounting treatment for sales of software
where customization is required.   To the extent you make changes
to
your future filings, please provide an example of the presentation you propose to use in a supplementary response to us.

2. Please clarify when you record claims processing charges as an expense to the company.

3. Please clarify your accounting for advanced payments from customers.

4. Tell us how you accounted for the repricing of the 1,000,000 warrants from $0.63 to $0.35 and your basis in GAAP for your accounting treatment.

5. Please clarify how you applied EITF 98-5 to your April 23, 2004 transaction, specifically how it relates to the value assigned to the
892,857 warrants issued.



Please respond to these comments within ten business days. Please file your response on EDGAR.

If you have any questions, you may contact Kelly McCusker, Staff
Accountant, at (202) 824-5453 or myself at (202) 942-1975.



      Sincerely,


      Cicely Luckey
      Senior Staff Accountant




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eAutoclaims, Inc.
January 31, 2005